Act 7-16

04016683

VF 7-16-04

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PROCESSED
JUL 23 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Street
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Schoenike (414-287-3994)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St.-Ste 1400 (Address) Minneapolis (City) MN (State) 55402-4509 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
JUL 16 2004
538

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of July 15, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
December 31, 2003

0402-0514383

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Board of Managers and Members
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (a wholly owned subsidiary of US Bancorp) (the Company) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 13, 2004

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$8,074,805
Securities available for sale, at fair value	28,350
Commissions and fees receivable	506,086
Office equipment and software, net of accumulated depreciation of $34,495	317,740
Intangible assets, net of accumulated amortization of $113,782	184,218
Goodwill	466,410
Other assets	47,123
Total assets	$9,624,732
Liabilities and member's equity	
Liabilities:	
Payable to mutual funds	$3,414,518
Current income taxes payable	1,182,547
Deferred tax liability	107,359
Accrued expenses and other liabilities	109,165
Total liabilities	4,813,589
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	3,568,066
Other comprehensive income (loss)	(6,923)
Total member's equity	4,811,143
Total liabilities and member's equity	$9,624,732

0402-0514383

1. Organization and Significant Accounting Policies

Organization

Quasar Distributors, LLC (the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent).

The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD) as a broker-dealer under the Securities Exchange Act of 1934. The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers investments in money market mutual funds to be cash equivalents.

As of December 31, 2003, $3,327,890 of cash and cash equivalents was restricted for default account 12b-1 fees and default account sales commissions for the benefit of First American Funds, an affiliate of the Company.

Investments

Investments are reported at fair value based on quoted market prices. Changes in fair value are reflected in the statement of members equity.

1. Organization and Significant Accounting Policies (continued)

Office Equipment and Software

Office equipment and software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three years.

Goodwill and Intangible Assets

The price paid over the net fair value of the acquired business (goodwill) is not amortized in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Other intangible assets are amortized over their estimated useful lives, using sum-of-the-digits method. The recoverability of goodwill and other intangible assets is evaluated annually. This evaluation includes assessing the estimated fair value of the intangible asset based on the present value of estimated future cash flows associated with the asset.

Fair Value of Financial Instruments

At December 31, 2003, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short term in nature or reprice frequently.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. Income taxes are provided on a separate company basis, and payments are received from or remitted to the Parent. Actual income tax expense does not differ substantially from the amount which would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences of future years' differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Accounting Change

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148 *Accounting for Stock-based Compensation – Transition and Disclosure*, an amendment of SFAS No. 123 *Accounting for Stock-Based Compensation.* SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method and provided disclosure of the impact of the fair-value-based method on reported income. In 2003, the Company's Parent elected to adopt the fair value method. This resulted in the Company recognizing compensation expense for the estimated fair value of all employee stock options granted, modified, or settled in fiscal years beginning after December 15, 1994. The Company has implemented this accounting change utilizing the "retroactive restatement method," which requires all financial periods to be restated for all stock compensation. Consequently, the financial results for all respective prior periods have been restated to reflect this change in accounting. The impact of this change resulted in a reduction of $100,312, which has been reflected in beginning retained earnings.

3. Payable to Mutual Funds

Amounts payable to mutual funds represent cash received by the Company, which is available for payment of the mutual funds' 12b-1 fees. As of December 31, 2003, $86,629 of the payable to mutual funds is invested in the First American Treasury Reserve Fund and will be held there until a request for disbursement is received from a mutual fund. All interest earned on such investments accrues to the Company.

3. Payable to Mutual Funds (continued)

The remaining amount payable to mutual funds of $3,327,889 as of December 31, 2003, is invested in the First American Prime Obligation Fund and represents default account 12b-1 fees and default account sales commissions of the First American Funds, an affiliate of the Company. All interest earned on such investments accrues to the benefit of First American Funds.

4. Net Capital Requirement

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital, the amount of which was $320,873 at December 31, 2003. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2003, the Company had adjusted net capital of $3,099,739, which was $2,778,866 in excess of its minimum required net capital of $320,873. The Company's aggregate indebtedness to net capital ratio was 1.55 to 1 at December 31, 2003.

5. Employee Benefit Plans

Substantially all of the Company's employees are eligible to participate in the Parent's employee benefit plans including the defined-contribution pension plan and a defined-contribution retirement savings plan.

Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service.

Participation in the defined-contribution retirement savings plan allows qualified employees at their option to make contributions through salary deductions. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

During the year ended December 31, 2003, the Company paid $15,885 to the Parent for employee benefit plan expenses.

6. Related-Party Transactions

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, money market mutual funds which are sponsored by the Parent.

At December 31, 2003, the Company has outstanding commission and fee receivables of $119,827 from certain First American mutual funds.

7. Income Tax

The components of the Company deferred tax liability as of December 31 were:

Deferred tax liabilities:	
Fixed assets depreciation	$ 61
Unrealized loss on available-for-sale securities	(3,729)
Capitalized project costs	77,144
Deferred income	2,609
Pension	31,274
Total deferred tax liabilities	$107,359